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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: JANUARY 31, 2005
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(h) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                to Issuer (Check all applicable)
                                             Starwood Hotels & Resorts Worldwide, Inc./         X   Director             10% Owner
Sternlicht        Barry           S.         Starwood Hotels & Resorts HOT                     ----                 ----
---------------------------------------------------------------------------------------------   X   Officer (give        Other
    (Last)        (First)        (Middle)      3. I.R.S. Identification   4. Statement for     ----          title  ---- (specify
c/o Starwood Hotels & Resorts Worldwide, Inc.     Number of Reporting        Month/Day/Year                  below)       below)
1111 Westchester Ave.                             Person, if an entity                         Chairman and Chief Executive Officer
                                                  (voluntary)               January 2, 2003   --------------------------------------
--------------------------------------------                              ------------------- 7. Individual or Joint/Group Filing
                  (Street)                                                5. If Amendment,         (Check Applicable Line)
                                                                             Date of           _X_Form filed by One Reporting Person
                                                                             Original          ___Form filed by More than One
White Plains NY 10604                                                        (Month/Day/Year)     Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of   2. Trans-  2A. Deemed     3. Trans-     4. Securities Acquired (A)      5. Amount of      6. Owner-     7. Nature
   Security      action      Execution     action        or Disposed of (D)              Securities        ship          of In-
   (Instr. 3)    Date        Date,         Code          (Instr. 3, 4 and 5)             Beneficially      Form:         direct
                             if any        (Instr. 8)                                    Owned Follow-     Direct        Bene-
                 (Month/     (Month/                                                     ing Reported      (D) or        ficial
                 Day/        Day/          ------------------------------------------    Transaction(s)    Indirect      Owner-
                 Year)       Year)                                   (A) or              (Instr. 3         (I)           ship
                                           Code    V       Amount    (D)     Price        and 4)           (Instr. 4)    (Instr. 4)

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Shares (1)      12/31/02                   M (2)           24,512     A      $23.66       57,564              D
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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   3A. Deemed   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action       Execution   tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date         Date,       (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/       if any                    posed of (D)             (Month/Day/
                                       Deriv-       Day/         (Month/                   (Instr. 3, 4, and 5)     Year)
                                       ative        Year)        Day/
                                       Security                  Year)


                                                                          --------------------------------------  ----------------
                                                                                                                  Date     Expira-
                                                                                                                  Exer-    tion
                                                                           Code    V        (A)        (D)        cisable  Date
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Class A RP Units                      1-for-1       1/2/03                    M                         23,936     (4)      (5)
(3)
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Class B OP Units                      1-for-1       1/2/03                    M                         15,909     (8)      (9)
(7)
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Class B EPS                              (10)       1/2/03                    A               39,845
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Class B EPS                            $38.50       1/2/03                 J (11)                       238,593    1/2/03    1/2/04
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Class A RP Units                      1-for-1       1/2/03                    M                             180    1/2/03
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Class B OP Units                      1-for-1       1/2/03                    M                             120    1/2/03
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Class B EPS                              (12)       1/2/03                    A                  300               1/2/03
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Class B EPS                            $38.50       1/2/03                 J (13)                         1,798    1/2/03    1/2/04
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Phantom Shares                        1-for-1     12/31/02                    M                          24,512
(14)
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7. Title and Amount of          8. Price of      9. Number of     10. Ownership     11. Nature of
   Underlying Securities           Derivative       Derivative        Form of           Indirect
   (Instr. 3 and 4)                Security         Securities        Derivative        Beneficial
                                   (Instr. 5)       Beneficially      Securities:       Ownership
                                                    Owned             Direct (D) or     (Instr. 4)
                                                    Following         Indirect (I)
                                                    Reported          (Instr. 4)
                                                    Transaction(s)
   -----------------------                          (Instr. 4)
   Title         Amount or
                 Number of
                 Shares
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Class B EPS       23,936                              0                 D
(6)
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Class B EPS       15,909                              0                 D

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Class A EPS       39,845                           238,593              D
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Class A EPS      238,593                              0                 D
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Class B EPS          180                              0                 I                   Family Trusts
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Class B EPS          120                              0                 I                   Family Trusts
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Class A EPS          300                             1,798              I                   Family Trusts
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Class A EPS        1,798                              0                 I                   Family Trusts
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Shares            24,512                            30,656              D
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Explanation of Responses:
(1)  - Each holder of shares of common stock ("Corporation Shares") of Starwood Hotels & Resorts Worldwide, Inc.
       ("Starwood") owns an equivalent number of Class B shares of beneficial interest ("Trust Shares") of Starwood
       Hotels & Resorts, a real estate investment trust and subsidiary of Starwood. Corporation Shares and Trust
       Shares may be held and traded only in units consisting of one Corporation Share and one Trust Share ("Shares").

(2)  - Acquired in connection with a distribution of phantom shares in accordance with the terms of the Annual Incentive
       Plan for Certain Executives (the "AIP").

(3)  - Partnership units of SLT Realty Limited Partnership, of which the Trust is the general partner, are exchangeable for
       Class B Exchangeable Preferred Shares of the Trust ("Class B EPS") on a one-for-one basis on or prior to January 2, 2003.

(4)  - See note 3 above.

(5)  - See note 3 above.

(6)  - Shares of Class B EPS are exchangeable for Class A Exchangeable Preferred Shares of the Trust ("Class A EPS") at any time on a one-for-one basis. In addition, Class B EPS may, at the option of the holder, be redeemed at a price equal to $38.50 per share from January 2, 2003 through January 2, 2004.

(7)  - Partnership units of SLC Operating Limited Partnership, of which Starwood is the general partner, are exchangeable for
       Class B EPS on a one-for-one basis on or prior to January 2, 2003.

(8)  - See note 7 above.

(9)  - See note 7 above.

(10) - See note 6 above.

(11) - See note 6 above.

(12) - See note 6 above.

(13) - See note 6 above.

(14) - Each year a portion of Reporting Person's bonus is received in phantom shares, in accordance with the AIP, that are credited to a deferred share account and vest over a period of three years.






           /s/ Kenneth S. Siegel          January 2, 2003
    -----------------------------------  -----------------
      **Signature of Reporting Person          Date
    Kenneth S. Siegel, Attorney-in-Fact

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

        * If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

       ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
          SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, SEE Instruction 6 for procedure.

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